EXHIBIT 99.10

Mercator Minerals Ltd.
Condensed Consolidated Interim Financial Statements
March 31, 2011
(Stated in United States Dollars)
(Unaudited)

Condensed Consolidated Interim Statements of Financial Position	3
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss	4
Condensed Consolidated Interim Statements of Cash Flows	5
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity	6
Notes to the Condensed Consolidated Interim Financial Statements	7 - 38

The condensed consolidated interim financial statements of Mercator Minerals Ltd. (the “Company”) consisting of the condensed consolidated interim statements of financial position as at March 31, 2011, December 31, 2010 and January 1, 2010, the condensed consolidated interim statements of comprehensive loss,  the condensed consolidated interim statements of cash flows, and the condensed consolidated interim statements of changes in shareholders’ equity for the three-month periods ended March 31, 2011 and 2010 are the responsibility of the Company’s management. The condensed consolidated interim financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with International Financial Reporting Standards applicable to the preparation of interim financial statements including IAS 34, Interim Financial Reporting and IFRS1, First-time Adoption of International Financial Reporting Standards.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Mercator Minerals Ltd.
Condensed Consolidated Balance Sheets (unaudited)
(Stated in Thousands of United States Dollars)

	March 31, 2011	December 31, 2010	January 1, 2010
Assets
Current Assets
Cash and cash equivalents	$23,300	$36,156	$62,185
Restricted cash (note 8)	10,000	10,000	-
Accounts receivable	24,980	22,271	7,622
Inventories (note 5)	15,158	16,582	15,343
Prepaid expenses	255	1,794	1,011
Income taxes recoverable	2,174	2,174	5,608
Marketable securities	717	683	299
Total Current Assets	76,584	89,660	92,068

Mineral properties, plant and equipment (note 6)	341,760	325,218	277,262
Inventories (note 5)	4,757	4,270	5,895
Environmental bond	2,155	2,151	2,134
Land reclamation bond	1,355	1,351	1,324
Deferred income tax asset	-	-	1,363
Total Assets	$426,611	$422,650	$3 80,046

Liabilities and Equity
Current Liabilities
Accounts payable and accrued liabilities	$29,996	$21,458	$17,897
Long term debt (note 8)	19,048	19,048	30,000
Derivative liabilities (note 9)	39,612	40,232	-
Project financing (note 11)	2,480	1,736	-
Equipment loans	3,069	2,095	3,220
Net proceeds interest (note 7)	738	293	-
Deferred revenue (note 13)	1,292	987	-
Total Current Liabilities	96,235	85,849	51,117
Non-Current Liabilities
Long-term debt (note 8)	101,428	105,740	81,149
Derivative liabilities (note 9)	79,708	71,637	-
Share purchase warrants (note 10)	41,415	51,961	29,373
Project financing (note 11)	17,875	18,061	-
Equipment loans	2,733	3,966	4,438
Net proceeds interest (note 7)	-	905	1,077
Provision for site reclamation and closure (note 12)	7,516	7,436	6,606
Deferred revenue (note 13)	38,295	39,162	41,608
Total Liabilities	385,205	384,717	215,368

Equity
Share capital (note 14)	245,985	235,062	225,843
Share-based payments reserve	26,484	27,767	24,892
Accumulated other comprehensive income	418	384	-
Deficit	(231,481)	(225,280)	(86,057)
Total Equity	41,406	37,933	164,678
Total Liabilities and Equity	$426,611	$422,650	$380,046

Nature of business and continuing operations (note 1)

Commitments (notes 7, 8, 9, 10, and 11)

Events after the Reporting Period (note 18)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Mercator Minerals Ltd.
Condensed Consolidated Statements of Comprehensive Loss (unaudited)
(Stated in Thousands of United States Dollars, except per share amounts)

	Three Months Ended
	March 31, 2011	Restated (note 4) March 31, 2010
Revenue
Copper revenue	$39,116	$19,742
Molybdenum revenue	15,691	10,214
Silver revenue	950	539
Other revenue	81	39
	55,838	30,534

Costs and expenses
Freight, smelting & refining	7,396	5,704
Mining and processing	29,522	21,090
Administration	4,604	2,156
Share-based payments	1,706	3,121
Exploration expenditures	478	232
Amortization and depreciation of mineral properties, plant and equipment	2,958	2,876
	46,664	35,179
Earnings (loss) from operations	9,174	(4,645)
Finance expense	(2,383)	(4,585)
Finance income	27	26
Realized loss on derivative liabilities (note 8)	(11,326)	-
Unrealized loss on derivative liabilities (note 8)	(7,451)	-
Unrealized gain / (loss) on share purchase warrants (note 9)	5,794	(1,823)
Foreign exchange loss	(36)	(22)
Loss before income taxes	(6,201)	(11,049)
Income taxes expense (recovery)
Current	-	345
Deferred	-	-
	-	345
Net loss for the period	$(6,201)	$(11,394)

Other comprehensive income
Unrealized gain on marketable securities	34	206

Total comprehensive loss for the period	$(6,167)	$(11,188)

Loss per share – basic and diluted	$(0.03)	$(0.06)
Weighted average number of common shares outstanding - basic and diluted	199,531,192	194,820,495

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Mercator Minerals Ltd.
Condensed Consolidated Statements of Cash Flows (unaudited)
(Stated in Thousands of United States Dollars)

	Three Months Ended
		Restated (note 4)
	March 31, 2011	March 31, 2010
Cash provided by (used in)
Operating activities
Net loss for the period	$(6,201)	$(11,394)
Adjustments for:
Unrealized loss on derivative liabilities	7,451	-
Unrealized (gain)/ loss on share purchase warrants	(5,794)	1,823
Amortization and depreciation	2,958	2,876
Deferred revenue recognized during the period	(562)	(258)
Accretion of financing costs	488	925
Accretion of provision for site reclamation and closure	80	76
Share-based compensation	1,706	3,121
Accretion of net proceeds interest liability	98	18
Finance expense	2,383	4,585
Finance income	(27)	(26)

Changes in non-cash operating working capital balances:
Accounts receivable	(2,709)	(323)
Income taxes recoverable	-	(1,361)
Prepaid expenses	1,539	839
Inventories	937	2,753
Accounts payable and accrued liabilities	8,075	46
Finance expense paid	(1,919)	(3,727)
Finance income received	27	26
Net cash from operations	8,530	(1)
Financing activities
Long term debt payment	(4,762)	-
Proceeds from share purchase warrants exercised	2,056	863
Proceeds from stock options exercised	1,125	193
Proceeds from project financing	520	-
Equipment loans payments	(259)	(1,016)
Net cash from financing activities	(1,320)	40
Investing activities
Acquisition of property, plant and equipment	(19,500)	(4,567)
Payment of net proceeds interest liability	(558)	-
Environmental land and reclamation bonds	(8)	(13)
Net cash used in investing activities	(20,066)	(4,580)

Increase (decrease) in cash and cash equivalents	(12,856)	(4,541)
Cash and cash equivalents, beginning of period	36,156	62,185
Cash and cash equivalents, end of period	$23,300	$57,644

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Mercator Minerals Ltd.
Condensed Consolidated Statement of Changes in Shareholders' Equity (unaudited)
(Stated in thousands of United States Dollars)

	Number of Common Shares	Share Capital	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Total Equity
Balance at January 1, 2010	193,704,778	$225,843	$24,892	$(86,057)	$-	$164,678
Net loss				(11,394)		(11,394)
Other comprehensive income					206	206
Share based payments expense			3,121			3,121
Issue of shares on exercise of stock options	319,467	193				193
Issue of shares on exercise of broker share purchase warrants	796,250	863				863
Balance at March 31, 2010	194,820,495	$226,899	$28,013	$(97,451)	$206	$157,667

Balance at December 31, 2010	197,621,466	$235,062	$27,767	$(225,280)	$384	$37,933
Net loss			(6,201)			(6,201)
Other comprehensive income					34	34
Share based payments expense			1,706			1,706
Issue of shares on exercise of stock options	1,466,496	1,125				1,125
Reclassification of grant date fair value on exercise of stock options		2,559	(2,559)			-
Issue of shares on exercise of share purchase warrants	1,611,847	2,056				2,056
Reclassification of fair value on exercise of broker share purchase warrants		430	(430)			-
Reclassification of fair value of warrants exercised		4,753				4,753
Balance at March 31, 2011	200,699,809	$245,985	$26,484	$(231,481)	$418	$41,406

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

1.	Nature of Business and Continuing Operations

Mercator Minerals Ltd. is a natural resource company engaged in the mining, development and exploration of its mineral properties in the United States of America and Mexico. The Company’s principal assets are its 100% owned Mineral Park mine (“Mineral Park Mine”), a producing copper/molybdenum mine located near Kingman, Arizona, and its 100% owned El Pilar (“El Pilar”) copper exploration and development project located in Northern Mexico.

The Company acquired 100% of the shares of Mineral Park Inc. (“MPI”) which holds the Mineral Park Mine from Equatorial Mining North America, Inc. (“EMNA”) in 2003, and El Pilar was acquired in 2009, through the acquisition of Stingray Copper Inc.

The Company incurred a net loss of $6.2 million for the three months ended March 31, 2011 (2010 – net loss of $11.4 million), and as at March 31, 2011, had an accumulated deficit of $231.5 million (December 31, 2010- $225.3 million, January 1, 2010 – 86.1 million) and working capital deficiency of $19.7 million (December 31, 2010 - working capital of $3.8 million, January 1, 2010 – working capital of $39.8 million).

The Company’s activities have been financed prior to this date through the sale and issuance of shares and other securities by way of private placements, commercial financing arrangements, and increased cash flow from operations at the Mineral Park Mine.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  Management has assessed the ability of the Company to continue as a going concern and had concluded that there are no indicators that would cast substantial doubt on the Company’s ability to continue as a going concern in the foreseeable future.  Such assessment, amongst other factors, assumes successful completion and start-up of the Phase 2 mill expansion (including additional power facilities), cost containment and favourable mineral prices.  In conjunction with the credit facilities obtained in 2010, the Company also entered into copper forward contracts (Note 9 (a)) and has commitments to deliver 125,057,070 pounds of copper through 2016 at an average price of $2.99.

The ability of the Company to continue as a going concern and realize on its investments in its mineral properties and mining assets, as well as meet its liabilities, will be dependent upon the existence of mineral resources and on future profitable production or proceeds from the disposition of the mineral resources.  There can be no assurances the Company will be able to meet its planned business objectives and continue as a going concern.  Management does not intend either to liquidate the Company or to cease trading and has realistic alternatives to doing so.  If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the statement of financial position classifications used.

2.	Basis of Preparation

a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting ("IAS 34") and IFRS 1, First-time Adoption of International Financial Reporting Standards, ("IFRS 1")  as issued by the International Accounting Standards Board ("IASB"), and its interpretations. Accordingly, these condensed consolidated interim financial statements do not include all of the information and footnotes required by International Financial Reporting Standards ("IFRS") for complete financial statements for year-end reporting purposes. Results for the period ended March 31, 2011, are not necessarily indicative of future results.

Note 19 describes the effect of the transition to IFRS on the reported financial position, financial performance and cash flows of the Company.  Further, Note 19 presents IFRS information for the year ended December 31, 2010 that is material to the understanding of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements were approved by the board of directors and authorised for issue on June 13, 2011.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

b)	Basis of Measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for derivatives and certain other financial assets and liabilities which are measured at fair value.  In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)	Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its direct and indirect wholly-owned subsidiaries Mercator Mineral Park Holdings Ltd., Mineral Park Inc. (subsequent to June 24, 2003 – “the acquisition date”), Mercator Minerals (Barbados) Ltd, Bluefish Energy Corporation (established August 17, 2010), Stingray Copper Inc. (subsequent to December 21, 2009), Minera Stingray S.A. de C.V. and Recursos Stingray de Cobre, S.A. de C.V. Inter-company balances and transactions are eliminated upon consolidation.

Control exists where the parent entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial report from the date control commences until the date control ceases.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed below.

3.	Significant Accounting Policies

a)	Business Combinations

Business combinations occurring after January 1, 2010 are accounted for in accordance with the policy stated below. Business combinations prior to this date have been accounted for in accordance with the Company’s previous policies under Canadian generally accepted accounting principles (“Canadian GAAP”) and have not been restated.

Business combinations are accounted for by applying the purchase method of accounting, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition. Those mineral rights and other intangible assets that are able to be reliably valued are recognized in the assessment of fair values on acquisition. Other intangible assets, for which values cannot be reliably determined, are not recognized.

Transaction costs, other than those associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

b)	Use of Estimates and Judgments

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. In particular, information about significant areas of estimation uncertainty considered by management in preparing the consolidated financial statements is described below.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

Provision for site reclamation and closure

The Company recognizes liabilities for statutory, contractual, or constructive or legal obligations, including those associated with the reclamation of mineral properties and property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of its assets.

The Company assesses its provision for site reclamation and closure at each reporting date.  Significant estimates and assumptions are made in determining the provision for mine rehabilitation as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases as compared to the inflation rates, and changes in discount rates. Those uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required. Changes to estimated future costs are recognized in the statement of financial position by either increasing or decreasing the site reclamation and closure liability and reclamation asset. Any reduction in the site reclamation liability and therefore any deduction from the reclamation asset may not exceed the carrying amount of that asset. If it does, any excess over the carrying value is recognized immediately in profit or loss for the period.

Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined by Canadian Securities Administrators National Instrument 43-101 Standards for Disclosure of Mineral Projects.  Such information includes geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, mineral properties, plant and equipment, provision for site reclamation and closure, recognition of deferred income tax assets, and depreciation and amortization charges.

Units-of-production depreciation

Estimated recoverable reserves are used in determining the depreciation and/or amortization of mine specific assets. This results in a depreciation / amortization charge proportional to the depletion of the anticipated remaining life of mine production. Each item’s life, which is assessed annually, has regard to both its physical life limitations and to present assessments of economically recoverable reserves of the mine property at which the asset is located. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves and estimates of future capital expenditure. Changes are accounted for prospectively.

Derivative liabilities

In connection with the closing of certain credit facilities (Note 8), the Company entered into forward sales of copper and interest rate swap contracts. The fair value of the copper forward contracts will fluctuate until their respective maturities in response to fluctuation in market prices of copper, interest rates and the Company’s own credit risk. The fair value of the interest rate swap contracts will fluctuate based on changes in LIBOR and the Company’s own credit risk. Actual results can differ from estimates made by management and may have a material impact on the Company’s financial statements.

Share purchase warrants

In connection with the closing of previous equity financing, the Company has issued units consisting of share capital and share purchase warrants. These share purchase warrants are classified as financial liabilities and are measured at fair value through profit or loss. The fair value of these instruments is subject to change based on the fluctuation in the market value of the Company’s share purchase warrants which is impacted by the Company’s share price and foreign exchange rates.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

Accounting for shared-based payments

The Company grants share-based awards, including options, to directors, officers and employees of the Company and to non-employees providing services on behalf of the Company.  Compensation expense is determined based on estimated fair values of all share-based awards at the date of grant calculated using a Black-Scholes option pricing model. Total compensation expense for each award is amortized over the vesting period, taking into consideration management’s best estimate of awards which are expected to vest.  The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and the expected life of the option.  Changes in these input assumptions or management’s estimate of the number of awards which will ultimately vest, may significantly affect the amount of non-cash share-based payments recorded.

c)	Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash on hand in highly liquid investments and short-term deposits. The Company considers short-term deposits to include amounts held in banks and highly liquid investments with maturities at the date of purchase of less than 90 days.

d)	Inventories

i.	Production inventories

As described below, costs that are incurred in or benefit the productive process are accumulated as ore on leach pads and in-process inventories. Ore on leach pads and in-process inventories are carried at the lower of average cost or net realizable value. Average cost is based on the current months cost divided by the current month’s production volume. Major cost components include mining, processing, solvent extraction/electrowinning, laboratory, site administrative and depletion, depreciation and amortization costs. Net realizable value represents the estimated future sales price of the product based on prevailing and long-term metals prices or as determined in long term sales contracts, less the estimated costs to complete production and bring the product to sale. Write-downs of ore on leach pads and in-process inventories resulting from net realizable value impairments are reported as a component of Mining and Processing Costs on the consolidated statements of comprehensive income (loss).

The current portion of ore on leach pads and in-process inventories consists of amounts expected to be processed and sold within the twelve-month period ended March 31, 2012. Ore on leach pads inventories not expected to be processed within the next 12 months are classified as long-term. The major classifications are as follows:

Ore on leach pad
The quantity of material in ore on the leach pad is based on surveyed volumes of previously mined material. Sampling and assaying of blast-hole cuttings determined the original estimated amount of copper contained in the material delivered to the leach pad. Expected copper recovery rates are determined using small-scale laboratory tests, small and large-scale column testing (which simulates the production-scale process), historical trends and other factors, including mineralogy of the ore and rock type. Copper contained in the leach pad are reduced as pads are leached, the leach solution is fed to the solvent extraction – electro-winning (SX-EW) process, and copper cathodes are produced. The ultimate recovery of copper contained in leach stockpiles can vary from a very low percentage to over 90 percent depending on several variables, including type of processing, and mineralogy. As at March 31, 2011, the current recovery rate of copper has been estimated at 70% (December 31, 2010 – 70%; March 31, 2010 – 70%).

In-process inventories
In-process concentrate inventories represent copper and molybdenum contained in thickeners at the terminus of the milling plant. In-process inventory is calculated based on measured volumes, solids density, and assay grade. Cost of in-process concentrate inventories include mining costs, mill cost, and applicable site administration, and depreciation relating to the process facilities incurred to that point in the process.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

In-process cathode inventories represent copper plated to cathode in the tank house that has not been harvested and costs transferred from leach pad and cost of ore from the leach pad and the cost of processing at the SX-EW plant.

Concentrate inventory
Copper, molybdenum and silver contained in saleable concentrates are valued based on the lower of cost and net realizable value. Net realizable value equals the market price of the metal less the freight, smelting, refining and marketing costs associated with delivery of concentrate to the customer. Costs include mining, milling, concentrating, applicable site administration, and depreciation related to the assets utilized to convert the ore to concentrate.

Mine stripping costs
The costs of removing overburden and waste materials (“stripping costs”) after production begins are variable production costs that are included in the costs of the inventory during the period that the stripping costs are incurred unless the stripping activity can be shown to be a betterment of the mineral property, in which case stripping costs are capitalized. Capitalized stripping costs are amortized over the reserves that directly benefit from the stripping activity.

ii.	Supplies inventory

Supplies inventory is stated at the lower of average cost and net realizable value. Cost includes acquisition, freight, and other directly attributable costs. Net realizable value is estimated as replacement cost. Supplies inventory include cost of consumables used in operations such as fuel, grinding material, chemicals, and spare parts. Major spare parts and standby equipment are included in property, plant, and equipment when they are expected to be used during more than one period and if they can only be used in connection with an item of property, plant, and equipment.

Previous write-downs to net realizable value may be reversed when there is a subsequent increase in the net realizable value of the inventory.

e)	Mineral Properties, Plant and Equipment

Construction in progress

Mineral property development commences when approved by Management and when the Company has obtained all regulatory permissions to proceed. Mine development expenditures comprised of additional processing equipment and the installation of power generating equipment at Mineral Park Mine are capitalized and classified as Construction in Progress. Once a mineral property is ready for commercial production, all applicable assets related to the development are reclassified to Mineral Properties or Plant and Equipment.

Mineral properties

Mineral properties are stated at cost less accumulated amortization and accumulated impairment charges. The costs associated with mineral properties include direct costs, acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. Mineral properties include the capitalized costs of associated mineral properties after acquisition of the land. These include costs incurred during the development of a mineral property and the deferred stripping costs after the commencement of production. Mineral properties are classified as ‘depletable’, ‘non-depletable’ or ‘deferred stripping costs’ according to the production stage of the project. Upon sale or abandonment of mineral properties, the cost and related accumulated depreciation, are written off and any gains or losses thereon are included in profit or loss for the period.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

Plant and equipment

Plant and equipment are measured at cost less accumulated depreciation, depletion and accumulated impairment losses.  Cost includes the purchase price, any costs directly attributable to bringing plant and equipment to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated close down and restoration costs associated with dismantling and removing the asset. Upon sale or abandonment of any Plant and Equipment, the cost and related accumulated depreciation, are written off and any gains or losses thereon are recognized within other income and included in profit or loss for the period.

Subsequent costs

The cost of replacing a component of an item of plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. Maintenance and repairs of a routine nature are charged to operations as incurred.

Depreciation of property, plant and equipment

The carrying amounts of property, plant and equipment are depreciated to their estimated residual value over the estimated economic life of the specific assets to which they relate, or using the straight-line method over their estimated useful lives indicated below. When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (major components) of plant and equipment.

Estimates of residual values and useful lives are reassessed annually and adjusted if required. Depreciation commences on the date the asset is available for use. Depreciation policies for the Company’s property, plant and equipment are as follows:

●	Construction in Progress – not depreciated;
●	Depletable mineral properties - unit of production basis over the estimated life of mine;
●	Non-Depletable mineral properties - not depreciated;
●	Deferred Stripping - unit of production basis over the reserves that directly benefit from the stripping activity;
●	Mobile equipment – hours of consumption over estimated equipment operating hours; and
●	Plant and equipment - straight-line over estimated useful lives, ranging from 3 to 25 years, but not exceeding the expected life of mine.

As of March 31, 2011, the estimated remaining life of mine was 23 years. This estimate is based on the life of mine plan prepared by the Company, which, in turn, is based on the estimates of the reserves and updated, as necessary, for subsequent revisions and updates to the estimate made based on the results of actual production.

Exploration and evaluation costs

Exploration and evaluation expenditures comprise costs that are directly attributable to:
●	researching and analyzing existing exploration data;
●	conducting geological studies, exploratory drilling and sampling;
●	examining and testing extraction and treatment methods; and
●	activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource

Acquisition costs for exploration and evaluation stage properties are capitalized. Exploration and evaluation expenditures incurred prior to the date of a positive economic analysis on a mineral property are expensed as incurred.

Subsequent to completion of a positive economic analysis on a mineral property, capitalized acquisition costs are reclassified to mineral property. Exploration and evaluation expenditures, including exploratory drilling and related expenditures are

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

capitalized as mineral property in the accounting period the expenditure is incurred when management determines there is sufficient evidence that the expenditure will result in a future economic benefit to the Company. All other exploration and evaluation expenditures are expensed as incurred.

The carrying values of capitalized amounts are reviewed annually, or when indicators of impairment are present. In the case of undeveloped projects there may be only inferred resources to form a basis for the impairment review.  The review is based on the Company’s intentions for development of such a project.  If a project does not prove viable, all unrecoverable costs associated with the project are charged to profit or loss in the year in which the property becomes impaired.

Once management has determined that the development potential of the property is economically viable, the decision to proceed with development has been approved, and the necessary permits are in place for its development, the exploration asset is reclassified to “Mineral properties” within Property, Plant & Equipment.

Commercial production

Commercial production is deemed to have occurred when management determines that the operational commissioning of major mine and plant components is completed in accordance with how management intended, production volumes have reflected design capacity for a period of at least one month, and there are indicators that these operating results will continue.  Mineral Park Phase 1 achieved commercial production in April 2009.  The Phase 1.5 achieved commercial production in February 2010.  The Phase 2 expansion is expected to be completed in July 2011 with commercial production expected to be achieved shortly thereafter.

f)	Impairment of Non-current Assets

At each reporting date, the Company reviews the carrying amounts of its non-current assets to determine whether there are any indications of impairment. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

Where the asset does not generate cash flows that are independent with other assets, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs. The Company has determined that it has two CGUs. The recoverable amount is determined as the higher of fair value less direct costs to sell and the asset’s value in use. In assessing value in use, the estimated future cash flows are discounted to their present value. Estimated future cash flows are calculated using estimated recoverable reserves, estimated future commodity prices and the expected future operating and capital costs. The pre-tax discount rate applied to the estimated future cash flows reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized as an expense in the consolidated statement of comprehensive income (loss).

Non-financial assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstance indicate that the impairment may have reversed. Where an impairment subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but only so that the increased carrying amount does not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset or CGU in prior years. A reversal of impairment is recognized as a gain in the consolidated statement of operations and comprehensive income (loss).

There were no write-downs during the three months ended March 31, 2011, or for any interim period for the year ended December 31, 2010.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

g)	Deferred Revenue

The Company received a prepayment from Silver Wheaton (Caymans) Ltd. for the sale of all of the silver metal to be produced from ore extracted during the mine-life at the Company’s Mineral Park Mine in Arizona (Note 13). The prepayment, which is accounted for as deferred revenue, is recognized as sales revenue on a proportionate basis of settlements during the period to expected total settlements during the life of the mine.

h)	Revenue Recognition

The Company recognizes revenue from the sale of metals contained in concentrate and cathode copper in accordance with contractual terms, when persuasive evidence of a sales agreement exists, the risks of ownerships are transferred to the customer, collection is reasonably assured and the price is readily determinable. Revenue is based on prices and mineral content, as specified in sales contracts. Contractual sales prices are based on market metal prices determined over a specified quotational period, as specified in the contracts. Revenue from the sale of minerals is subject to adjustment upon final settlement based upon metal prices, weights and assays. At the end of each reporting period, estimates of metal prices are used to record sales using forward metal prices based upon the expected final settlement date for those shipments where final settlement is to occur subsequent to the end of the reporting period. Variations between the sales price recorded at the shipment date and the actual final sales price at the settlement date caused by changes in market metal prices results in an embedded derivative in the related accounts receivable balance. The embedded derivative is recorded at fair value each period until final settlement occurs and is included in accounts receivable. Changes in fair value are classified as a component of revenue. Fair value of the embedded derivative is determined with reference to estimated forward metal prices over a period commensurate with the outstanding quotational period.

i)	Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

j)	Finance income and finance expense

Finance income comprises interest income on funds invested (including available-for-sale financial assets, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss).  Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance expense comprises interest expense on borrowings and unwinding of the discount on provisions. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

k)	Foreign Currency Translation and Transactions

The functional currency of the Company is the United States dollar. Financial statements of subsidiaries are maintained in their functional currencies for consolidation of the Company’s results. The functional currency of each entity is determined after consideration of the primary economic environment of the entity.  Transactions denominated in foreign currencies have been translated into US dollars at the approximate rate of exchange prevailing at the time of the transaction.  Monetary assets and liabilities denominated in foreign currencies have been translated into US dollars at the period-end exchange rate.  Foreign currency differences are recognized in comprehensive income (loss) in the same period in which they arise.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the cumulative amount of foreign currency translation differences.

Income Taxes

Current tax

Current tax for each taxable entity in the Company is based on the local taxable income at the local statutory tax rate enacted or substantially enacted at the statement of financial position date, and includes adjustments to tax payable or recoverable in respect of previous years.

Deferred tax

Deferred tax is accounted for using the statement of financial position liability method, providing for the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their respective tax bases. Deferred income tax liabilities are recognized for all taxable temporary differences except where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax losses can be utilized, except where the deferred income tax asset related to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

The carrying amount of deferred income tax assets is reviewed at each statement of financial position date and is adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be utilized. To the extent that an asset not previously recognized fulfils the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis using the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on tax rates and tax laws enacted or substantially enacted at the statement of financial position date. Deferred income tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.  Current and deferred tax relating to items recognized directly in equity is recognized in equity and not in the income statement.

Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is calculated by reference to revenue derived (net of any allowable deductions) after adjustment for items comprising temporary differences.

Taxes receivable

Taxes receivable comprise US taxes that the Company has paid and expects to recover due to loss carry backs.

l)	Loss per Share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding share options and warrants, in the weighted average number of common shares outstanding, if diluted.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

Diluted loss per share is calculated using the treasury share method, in which the assumed proceeds from the potential exercise of those share options and warrants whose average market price of the underlying shares are used purchased the Company’s common shares at their average market price for the period. In a year when net losses are incurred, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.

For the three months ended March 31, 2011, exercisable common equivalent shares totalling 29,581,935 (March 31, 2010 – 32,428,298) (consisting of shares issuable on the exercise of stock options and share purchase warrants) have been excluded from the calculation of diluted loss per share because the effect is anti-dilutive.

m)	Financial Instruments

The Company’s financial instruments including derivatives, consist of  cash and cash equivalents, restricted cash, marketable securities, accounts receivable, environmental and land reclamation bonds, accounts payable and accrued liabilities, equipment loans, long-term debt, project financing, forward copper pricing contracts, interest rate swaps, net proceeds interest liability and share purchase warrants.

All financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item. On initial recognition financial instruments are measured at fair value, which includes transaction costs. Measurement in subsequent periods depends on whether the financial instrument has been classified as “fair-value-through-profit and loss”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “other financial liabilities”. The classification depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition.  Financial liabilities are classified as either financial liabilities “fair-value-through-profit and loss” or “other financial liabilities”. Financial liabilities are classified as at “fair-value-through-profit and loss” when the financial liability is either ‘held for trading’ or it is designated as “fair-value-through-profit and loss”.

Financial assets and financial liabilities classified as “fair-value-through-profit and loss” are measured at fair value with changes in those fair values recognized in net earnings (loss).  Financial assets classified as “available-for-sale” are measured at fair value, with changes in those fair values recognized in other comprehensive income.  Financial assets classified as “held-to-maturity”, “loans and receivables” and “other financial liabilities” are measured at amortized cost.  Unrealized currency translation gains and losses on available-for-sale securities are recognized in profit or loss during the period.

Cash, restricted cash, and short-term deposits are designated as “held-for-trading” and are measured at fair value.  Certain of the Company’s long term investments that are not accounted for using the equity method are classified as "available-for-sale”. Receivables are designated as “loans and receivables”.  Long term investments are designated as “available for sale”.  Accounts payable and accrued liabilities, taxes payable, advances on concentrate inventories, debt facilities, convertible debentures, and capital lease obligations are designated as “other financial liabilities”.  Derivative financial instruments are classified as “fair-value-through-profit and loss”.

All derivative financial instruments are classified as held-for-trading financial instruments and are measured at fair value. All gains and losses resulting from changes in their fair value are included in profit or loss in the period in which they arise.

The Company’s marketable securities which are an investment in the common shares of a publicly traded company having quoted market values and which are publicly traded on a recognized securities exchange and for which no sales restrictions apply are recorded at values based on the current bid prices. Marketable securities are classified as held-for-trading.  The fair value of these marketable securities as at March 31, 2011 was $0.7 million (December 31, 2010 - $0.7 million, January 1, 2010 - $0.3 million)

Impairment and uncollectibility of financial assets

An assessment is made at each statement of financial position date to determine whether there is objective evidence that a financial asset or group of financial assets, other than those at fair-value-through-profit and loss may be impaired.  If such evidence exists, the estimated recoverable amount of the asset is determined and an impairment loss is recognized for the difference between the recoverable amount and the carrying amount as follows: the carrying amount of the asset is reduced to

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

its discounted estimated recoverable amount, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the year. When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss.

With the exception of available-for-sale equity instruments, if, in a subsequent period, the amount of the impairment loss decreases, the previously recognised impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised. In respect of available-for-sale equity securities, impairment losses previously recognised in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognised in other comprehensive income.

n)	Comprehensive Loss

Comprehensive income (loss) includes both net earnings and other comprehensive income. Other comprehensive income (loss) includes holding gains and losses on available for sale investments, gains and losses on certain derivative financial instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.

o)	Share Capital

Common shares are classified as equity. The proceeds from the exercise of share options or warrants together with amounts previously recorded on grant date or issue date are recorded as share capital. Share capital issued for non-monetary consideration is recorded at an amount based on fair market value on the date of issue.  Incremental costs attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

The proceeds from the issue of units is allocated between common shares and common share purchase warrants based on the fair value of the common share purchase warrants determined using the Black-Scholes option pricing model or external information obtained from the trading activity of these instruments on the open market.

p)	Share-Based Payments

The Company makes share-based awards, including restricted share rights and options, to selected directors, officers, employees and non-employees. Details of the Company’s stock option plan are disclosed in Note 14.a.ii below.

For equity-settled awards, the fair value is recognized as an expense with a corresponding increase in equity, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest.

The fair value of the equity-settled awards is determined at the date of the grant. In calculating fair value, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the Company (market conditions). The fair value is determined by using the Black-Scholes option pricing model. At each reporting date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed. The movement in cumulative expense is recognized in profit or loss with a corresponding charge to equity, against contributed surplus.

Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined that the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.

No expense is recognized for awards that do not ultimately vest. Charges for options that are forfeited before vesting are reversed from share-based payment reserve.  For those options that expire or are forfeited after vesting, the recorded value is transferred to retained earnings (deficit).

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

q)	Provision for Site Reclamation and Closure

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company records the fair value of a provision for site reclamation and closure as a liability in the period in which it incurred a legal or constructive obligation associated with the reclamation of the mine site and the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets, if a reliable estimate of fair value can be made.

The obligation is measured initially at fair value based on estimated future cash flows derived using internal information and third party reports. The estimated cost is capitalized and included in the carrying value of the related mineral properties, plant and equipment. The provision is discounted using a current market-based pre-tax discount rate and the unwinding of the discount is included in finance expense. The liability is also accreted to full value over time through periodic charges to earnings. This method requires management to make assumptions as to future risk-adjusted site reclamation and restoration costs, scope and extent of future site reclamation and restoration activities, timing of such activities and expected inflation.

At each reporting date, the Company reviews its provision for site reclamation and closure to reflect the current best estimate. The provision for site reclamation and closure is adjusted for changes in factors such as the amount or timing of the expected underlying cash flows, or the credit-adjusted risk-free discount rate, with the offsetting amount recorded to the site reclamation and closure asset included in mineral properties, plant and equipment, which arises at the time of establishing the provision. The site reclamation and closure asset is amortized on the same basis as the related asset.

It is possible that the Company’s estimate of the reclamation and closure liability could change as a result of change in regulations, the extent of environmental remediation required, the means and technology of reclamation activities or cost estimates.  Any such changes could materially impact the estimated provision for site reclamation and closure and future amounts charged to operations for reclamation and remediation obligations. Changes in estimates are accounted for prospectively from the period the estimate is revised.

Other provisions are recognized when the Company has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted to net present value using an appropriate current market-based pre-tax discount rate and the unwinding of the discount is included in interest expense.

r)	Segment Information

The Company has determined it operates in one reporting segment, the exploration, development and operation of mineral properties. Operation of mineral properties and extraction of copper and molybdenum occurs in the United States of America and exploration and development of mineral properties occurs principally in Mexico. All revenue, inventory and long-term assets in 2011 and 2010 were related to the reporting segment in the United States, with the exception of the Company’s El Pilar long-term asset which relates to the reporting segment in Mexico.

s)	New standards and interpretations not yet adopted

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended December 31, 2011, and have not been applied in preparing these condensed consolidated interim financial statements. Those that are expected to have a significant effect on the consolidated financial statements of the Company are discussed below.

Consolidation Accounting

On May 12, 2011 the IASB issued IFRS 10, Consolidated Financial Statements which replaces IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities with a single model to be applied in the control analysis for all investees. The IASB revisited the definition of "control," which is a criterion for consolidation accounting. The impact of applying consolidation accounting or the equity method of accounting under this new standard is not expected to result in any change to net earnings or shareholders' equity, but is expected to result in certain presentation

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

related changes. This standard has an effective date of January 1, 2013 with early adoption permitted under certain circumstances. The Company intends to adopt IFRS 10 in its financial statements for the annual period beginning on January 1, 2013. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Fair value measurement

On May 12, 2011 the IASB issued IFRS 13, Fair Value Measurement. This standard defines fair value and sets out in a single IFRS a framework for measuring fair value. The standard applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements. The standard has an effective date of January 1, 2013, with early adoption permitted, and applies prospectively from the beginning of the annual period in which the standard is adopted. The Company intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013. The Company is currently evaluating the impact that the standard is expected to have on its consolidated financial statements.

Leases

As part of their global conversion project, the IASB and the U.S. Financial Accounting Standards Board ("FASB") issued in August 2010 a joint Exposure Draft proposing that lessees would be required to recognize all leases on the statement of financial position. The IASB and FASB currently expect to issue a final standard in 2011 at which time the impact on the Company will be evaluated.

Financial instruments

In November 2009, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”) and in October 2010 the IASB published amendments to IFRS 9 (IFRS 9 (2010)) as the first step in its project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 requires two primary measurement categories for financial assets and liabilities: amortised cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and on hedge accounting continues to apply. Under IFRS 9 (2010), for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in other comprehensive income (OCI), with the remainder of the change recognized in profit or loss.  However, if this requirement creates or enlarges an accounting mismatch in profit or loss, the entire change in fair value will be recognized in profit or loss.  Amounts presented in OCI will not be reclassified to profit or loss at a later date. IFRS 9 (2010) also requires derivative liabilities that are linked to and must be settled by delivery of an unquoted equity instrument to be measured at fair value, whereas such derivative liabilities are measured at cost under IAS 39.” IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning on January 1, 2013. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

4.	Restatement

The Company has restated its consolidated interim financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for the three months ended March 31, 2010 to correct a prior period cut off error affecting copper revenue and certain costs and expenses. For the three months ended March 31, 2010 the Company understated copper revenue by $6.7 million and certain costs and expenses by $0.9 million which were instead recognized during the three months ended June 30, 2010. In addition, approximately $2.2 million of mining and processing costs should have been recognized during the three months ended March 31, 2010 which were instead reported as prepaid expenses and inventory.  The correction of these errors has no impact on the Company’s reported revenue or costs and expenses for the year ended December 31, 2010. Certain items have been reclassified to be consistent with the presentation in the current year. The effect that this restatement has had on the Company’s comparative IFRS interim financial statements during 2010 is shown in Note 19.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

	As Reported Canadian GAAP	Adjustments	Restated Canadian GAAP
Balance Sheet
March 31, 2010
Accounts receivable	$6,650	$1,295	$7,945
Inventories	14,198	(1,207)	12,991
Prepaid expenses	1,115	(943)	172
Total Assets	377,502	(855)	376,647
Accounts payable and accrued liabilities	26,305	(7,502)	18,803
Deferred income tax liability	1,811	3,005	4,816
Total Liabilities	193,690	(4,497)	189,193
Deficit	(67,457)	3,642	(63,815)
Total Liabilities and Equity	377,502	(855)	376,647

	As Reported Canadian GAAP	Adjustments	Restated Canadian GAAP
Statement of Operations
Three Months ended March 31, 2010
Copper revenue	$13,091	$6,651	$19,742
Freight, smelting & refining	4,878	826	5,704
Mining and processing	18,904	2,186	21,090
Administration	2,736	(580)	2,156
Exploration expenditures	-	232	232
Current income taxes expense	-	345	345
Net loss for the period	(11,347)	3,642	(7,705)
Loss per common share	(0.06)		(0.04)

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

5.	Inventories

	March 31, 2011	December 31, 2010
Ore on leach pad	$7,677	8,211
In-process inventory	825	947
Concentrate inventory	3,423	4,945
Copper cathode	570	-
Supplies	7,420	6,749
	19,915	20,852

Long-term ore on leach pad	(4,757)	(4,270)
Curent portion inventory	$15,158	16,582

For the three months ended March 31, 2011, the amount of inventory recognized as cost of sales was $1.6 million, which is included in mining and processing expenses.  No inventories were pledged as security for liabilities for any period presented.

6.	Mineral Properties, Plant and Equipment

	March 31, 2011			December 31, 2010			January 1, 2010

	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Mill and SX-EW Plant	$211,535	(18,246)	193,289	212,362	(15,181)	197,181	211,441	(6,806)	204,635
Mineral Properties	24,162	(49)	24,113	24,162	(53)	24,109	24,402	-	24,402
Large Mining Equipment	15,981	(4,921)	11,060	15,981	(4,828)	11,153	14,473	(3,108)	11,365
Small Mining Equipment	11,758	(4,205)	7,553	11,758	(4,205)	7,553	10,782	(2,898)	7,884
Building Improvements	302	-	302	302	-	302	302	-	302
Office Equipment	242	(235)	7	242	(235)	7	235	(178)	57
Provision for site reclamation and closure	4,616	(209)	4,407	4,616	(163)	4,453	4,093	-	4,093
Construction in Progress	101,029	-	101,029	80,460	-	80,460	24,524	-	24,524
	$369,625	(27,865)	341,760	349,883	(24,665)	325,218	290,252	(12,990)	277,262

In the period ended March 31, 2011, the Company capitalized $20.6 million in the cost of assets under construction in the category called Construction in Progress (2010 - $ 55.9 million) this relates to the Phase 2 in 2011 and Phases 1.5 and 2 in 2010.

7.	Net Proceeds Interest

On June 24, 2003, the Company completed the acquisition of all the outstanding shares of MPI pursuant to an original agreement dated May 29, 2000, and amended and restated February 8, 2003 with EMNA (the “Acquisition Agreement”). Under the terms of the Acquisition Agreement, the Company acquired all the issued and outstanding common shares of MPI for consideration of 4,612,175 common shares at a price of CDN$0.15 per common share. Under the Acquisition Agreement, $2,753,000 will be reimbursed to the vendor by an unsecured net proceeds interest (“NPI”) in the Mineral Park Mine. The NPI liability is classified as a financial liability and is measured at fair value based on cumulative revenue less cumulative cash operating expenses and then multiplied by 5%, as defined in the Acquisition Agreement. Any change in the fair value of the NPI liability together with any accretion expense is recognized as an adjustment to interest expense in the consolidated statement of operations and comprehensive income (loss). As at March 31, 2011, $2,015,306 (December 31, 2010 - $1,457,332; January 1, 2010 - $1,457,332) of the $2,753,000 contingent consideration has been paid to EMNA and an

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

additional $737,694 (December 31, 2010 - $1,197,408, January 1, 2010 - $1,077,466) has been recorded as a liability representing the remaining fair value of the net proceeds interest due.

During the three months ended March 31, 2011, the Company recorded accretion expense of $98,000 (March 31, 2010 - $18,000).

8.	Long Term Debt

On April 26, 2010 the Company entered into a credit agreement (the “Credit Agreement”) with a group of lenders (the “Lenders”) to provide credit facilities totaling $130.0 million comprised of a non-revolving credit facility loan and a revolving credit facility loan (collectively the “Credit Facilities”).  The Company is entitled to prepay all or any portion of the Credit Facilities in the minimum amount of $2.0 million at any time without penalty, subject to breakage costs.

The Company incurred lender’s fees of $6.4 million in connection with these Credit Facilities this amount was applied proportionately to the funds raised and is being amortized to interest expense using the effective interest method over the terms of the Credit Facilities.

The non-revolving credit facility is comprised of a $100.0 million term loan.  Principal repayments of approximately $4.8 million are required to be made quarterly commencing March 31, 2011 with a final maturity date of March 31, 2016.

The revolving facility is comprised of a $30.0 million loan with a maturity date of April 26, 2014. The maturity date is subject to an annual extension option at the Lenders’ discretion. As of March 31, 2011 and December 31, 2010, the full amount of the facility has been drawn.

Interest on the Credit Facilities is based on LIBOR plus a spread ranging from 3.5% to 4.5% per annum based on the debt service coverage ratio, as defined, following the first scheduled repayment of the non-revolving credit facility. Up until that time interest is set at LIBOR plus 4.5% per annum. The interest rate as of March 31, 2011 was based on the 1-month LIBOR rate and was approximately 4.76%.

In connection with the Credit Facilities, the Company was also required to enter into forward sales of copper totaling 146.9 million pounds over a six year term (Note 9 a).

The Credit Facilities are collateralized by principal operating  assets of the Company held in MPI and are guaranteed by the Company’s subsidiary, Mineral Park Holdings Ltd.

The Credit Agreement also contains quarterly provisions that require the Company to apply cash flow available for cash sweep, as defined, to reduce the Credit Facilities.  The percentage of excess cash subject to prepayment will vary depending on completion and performance of the Phase 2 mill expansion and other factors.  The cash sweep provision is no longer applicable once prepayments aggregating $30.0 million have been made.  The Lenders have waived the cash sweep provision through June 30, 2011 and therefore no amounts payable as a result of the cash sweep provision contained in the Credit Agreement have become due as of March 31, 2011.

The Credit Facilities contain covenants including restrictions on new indebtedness, new liens, and disposition of assets, acquisitions, investments and distributions.  Financial covenants include a loan life coverage ratio and a minimum debt service coverage ratio as well as a minimum reserve tails based on life of mine ore reserves.  As at March 31, 2011 the Company was in compliance with all debt covenants and was not in default on the loan.

The Company is required to maintain a minimum cash balance in a restricted bank account of $10.0 million up to June 30, 2011 and $15.0 million thereafter until the Credit Facilities are repaid.

Senior secured notes
On February 15, 2007, the Company issued secured note units (the “Notes”).  A total of 120,000 units (the “Units”) were sold at a price of $980.0 per unit for gross proceeds of $117.6 million. Each unit consisted of one secured note in the principal amount of $1,000 and 50 detachable common shares purchase warrants which entitled the holder to purchase one common

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

share at a price of CDN$4.00 per share until February 16, 2012.  The principal portion of the Notes bore interest at 11.5% per annum payable semi-annually in equal instalments on June 30 and December 31 of each year and were to mature on February 16, 2012.

Both the principal portion of the Notes and the common share purchase warrants were classified as a financial liability and have been measured at fair value through profit or loss. At each subsequent reporting date the common share purchase warrants were retranslated and re-measured at fair value based on the closing foreign exchange rates and closing exchange traded market values with foreign exchange translation gains or losses and fair value adjustments recognized in profit or loss for the period.

The Notes could be redeemed by the Company any time three years after the closing date at a redemption price equal to $1,050 per note plus unpaid interest.

On May 6, 2010 the Company used the proceeds from the Credit Facilities to redeem the Notes.  The difference between the redemption price paid of $126.0 million and the carrying value of the Notes at the time of redemption of approximately $112.5 million has been recognized as a loss on long-term debt extinguishment in the consolidated statement of operations and comprehensive loss and deficit. The share purchase warrants were unaffected by the redemptions.

9.	Derivative Instruments

Derivative financial instruments are classified as held for trading and are recorded on the statement of financial position at fair value. Changes in fair value of derivative financial instruments are recorded in operations unless the instruments are designated as cash flow hedges. As at March 31, 2011, December 31, 2010 and January 1, 2010, the Company did not designate any of its transactions as hedges for accounting purposes.

a)	Copper Forward Contracts

In connection with the closing of the Credit Facilities (Note 7), the Company entered into forward sales of copper totalling 146.9 million pounds of copper over a six year term at an average net price to the Company of $2.99 per pound, net of all costs.  The quantities forward sold and the net weighted average prices to be received outstanding at March 31, 2011 are set out as follows:

YEAR	Copper (lbs.)	Annual average price
2011	25,478,793	$3.11
2012	27,698,846	3.05
2013	24,630,015	2.98
2014	22,725,223	2.93
2015	20,688,154	2.89
2016	3,836,039	2.88
Total	125,057,070	$2.99

The copper forward contracts had outstanding notional amounts of 125.1 million pounds of copper as at March 31, 2011 (December 31, 2010 – 133.5 million pounds; January 1, 2010 - nil).  At March 31, 2011, the Company has recorded a liability with fair value of $118.4 million related to these copper forward contracts, of which $38.8 million relates to derivative contracts maturing in less than one year, and $79.6 million relates to derivative contracts with a maturity date greater than one year.  The fair value of these forward contracts will fluctuate until their respective maturities in response to fluctuation in market prices of copper, interest rates and the Company’s own credit risk. Actual results can differ from estimates made by management and may have a material impact on the Company’s financial statements.

During the three months ended March 31, 2011, the Company recorded a realized loss of $11.0 million (March 31, 2010 - nil) on the copper forward contracts that were closed out and settled for cash.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

Interest Rate Swaps

The Credit Facilities bear interest at LIBOR plus a spread.  The Company has entered into interest rate swap contracts to exchange the LIBOR portion of the interest payments for a fixed rate of 2.38% on 50% of the non-revolving credit facility of $100.0 million for the period from May 28, 2010 to March 31, 2016.

These interest rate swaps had outstanding notional amounts of $47.6 million as at March 31, 2011 (December 31, 2010 - $50.0 million; January 1, 2010 - nil).  The notional amount decreases over the period as payments are made.  At March 31, 2011, the Company had recorded a liability with a fair value of $0.9 million related to these interest rate swaps, of which $0.8 million relates to derivative contracts maturing in less than one year, and $0.1 million relates to derivative contracts with a maturity date greater than one year.  In the estimation of fair value of interest rate swaps, management used the following assumptions: LIBOR rate of 0.3% to 4.31% credit risk adjustment rate of 8.5%. The fair value of these interest rate swap contracts will fluctuate until their respective maturities. In response to fluctuations in LIBOR rates and the Company’s own credit risk, actual rates can differ from management estimates.

During the three months ended March 31, 2011, the Company recorded a realized loss of $0.3 million (three months ended March 31, 2010 - $nil) on the interest rate swaps that were closed out and settled for cash.

The fair values of the Company’s derivative financial instruments as disclosed above are determined, in part, based on quoted market prices received from counterparties and adjusted for Company specific factors, notably credit risk.

10.	Share Purchase Warrants Issued with Canadian Dollar Exercise Prices

Upon adoption of IFRS at January 1, 2011, the Company recorded an adjustment as a result of accounting for share purchase warrants issued using the principles of IAS 39, Financial Instruments: Recognition and Measurement (Note 19). As the exercise price of the share purchase warrants is fixed in Canadian dollars and the functional currency of the Company is the US dollar, the warrants are considered a derivative, as a variable amount of cash in the Company’s functional currency will be received on exercise.  At March 31, 2011 the fair value of share purchase warrants issued and outstanding with Canadian dollar exercise prices was $41.4 million (December 31, 2010 - $52.0 million; January 1, 2010 - $29.4 million). The share purchase warrants are re-measured at fair value at each statement of financial position date with the change in fair value recorded in earnings during the period of change. The change in fair value for the three months ended March 31, 2011 was a gain of $5.8 million (year ended December 31, 2010 – loss of $22.9 million; period from initial recognition to the transition date of January 1, 2010 – loss of $31.3 million). The fair value of share purchase warrants is reclassified to equity upon exercise.

11.	Project Financing

On October 21, 2010, a subsidiary of the Company, entered into a master loan and security agreement with Trafigura AG (the “Loan Agreement”) to fund the purchase of a gas turbine generator to be used in a power generating facility being constructed for the Phase 2 mill expansion at the Mineral Park Mine the “Project Financing”. The maximum amount available under the Loan Agreement is $20.8 million. The Company incurred transaction costs of $0.6 million in connection with Project Financing.  This amount was capitalized and is being amortized to interest expense using the effective interest method.

The maximum amount under the loan agreement of $20.8 million was drawn at March 31, 2011.  Principal repayments of $0.2 million are required to be made monthly in eighty four instalments commencing on the earlier of the delivery of the electrical power to the mill or on June 15, 2011.   Interest on this facility is based on 1-month LIBOR plus 3% per annum.  A commitment fee of 2% per annum is applied to the average undrawn balance for the previous month.

The Project Financing is collateralized by the gas turbine generator and related assets.  The Company also pledged the common shares of its subsidiary that holds the power generating assets.  The Loan Agreement contains covenants including restrictions on new indebtedness, new liens, and disposition of assets.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

Provision for Site Reclamation and Closure

The Company’s provision for site reclamation and closure relating to Mineral Park Mine was assumed as part of the acquisition of the facility in 2003. The Company estimates its provision for site reclamation and closure based on its current legal obligations to reclaim, decommission, and restore its Mineral Park Mine site. The present value of future site closure and restoration obligations was determined using the expected inflation rate of 4% (2010 – 4%) and a discount rate of 4.34% (2010 – 4.34%).  Excluding the effects of future inflation, and before discounting, the Company estimates that approximately $8.1 million will be payable in 23 to 48 years (2010 – 24 to 49 years).  As at March 31, 2011, the net present value of the discounted cash flows required to settle the obligation was $7,516,731 (December 31, 2010 - $7,436,050; January 1, 2010 - $6,605,619).

The provision for site reclamation and closure requires management to make significant estimates and assumptions.  Actual results could materially differ from these estimates.

The activity for the provision for site reclamation and closure in 2011 and 2010 were as follows:

Provision for Site Reclamation and Closure
Balance, January 1, 2010	$6,606
Change in estimates	523
Accretion expense	307
Balance, December 31, 2010	7,436
Accretion expense	80
Balance, March 31, 2011	$7,516

12.	Deferred Revenue

During March 2008, and subsequently amended, the Company entered into an arrangement (the “Arrangement”) with a subsidiary company of Silver Wheaton Corp. (“Silver Wheaton”)  to sell 100% of its silver production from the Mineral Park Mine over the life of the mine for an upfront payment of $42.0 million (the “Deposit”).  Upon delivery of the silver, Silver Wheaton will also pay the Company a fixed price payment per ounce of silver produced equal to the lesser of $3.90 (subject to a 1% annual adjustment starting in the fourth year of silver production) and the spot price at the time of sale.

Under terms of the Arrangement, the unearned amount of the deposit will remain refundable until it is reduced to nil.  The Deposit will be reduced by an amount equal to the difference between the spot price of silver and the $3.90 per ounce fixed price and multiplied by the total ounces of silver delivered to Silver Wheaton. If at the end of the initial 40–year term of the Arrangement, the deposit has not been reduced to nil, the Company will refund the outstanding portion of the deposit to Silver Wheaton.  During the first quarter ended March 31, 2011, the Company delivered and accrued 127,034 ounces (three months ended March 31, 2010 – 36,734 ounces) of silver to Silver Wheaton.

Pursuant to the Arrangement, the Company was to achieve a minimum target rate of 35,000 ton of ore per day (tpd) over a thirty day consecutive period (the “Minimum Target Rate”) by June 30, 2010 otherwise Silver Wheaton could request repayment of the refundable portion of the Deposit, subject to any subordination agreement.  During the year ended December 31, 2010, the Company amended the Arrangement whereby the date to achieve the Minimum Target Rate was extended to June 30, 2011.  In consideration for this amendment, the Company granted Silver Wheaton a right of first refusal on the sale of silver produced from any mining property or concession owned, currently or in the future, by the Company on terms substantially similar to the Agreement or a royalty interest payable on any silver produced from any mining property or concession owned, currently or in the future, by the Company. The Company announced on April 5, 2011, that they had met the Minimum Target Rate and operated the mill at 35,238 tpd for 30 consecutive days before this date.

As security for the performance of the obligations of the Company in the favour of Silver Wheaton, The Company has

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

granted Silver Wheaton certain security interests in the Mineral Park mining interest, including a charge over all silver contained in and mined, produced, recovered, or removed from the Mineral Park Mine. The $42.0 million deposit is recognized as revenue on a dollar per unit basis using the total number of silver ounces expected to be delivered to Silver Wheaton over the life of the Mineral Park Mine.

The following table summarizes the changes in the Silver Wheaton deferred revenue:

	March 31, 2011	December 31, 2010
Balance, beginning of the year	$40,149	$41,608
Amortization on delivery of silver	(562)	(1,459)
Balance, end of the year	39,587	40,149
Less: current portion	(1,292)	(987)
Long term portion	$38,295	$39,162

13.	Common Shares, Share Purchase Warrants and Stock Options

At March 31, 2011, the Company had unlimited authorized common shares without par value and 200,699,809 common shares issued and outstanding (December 31, 2010 – 197,621,466; January 1, 2010 -193,704,778 ).  Refer to the consolidated statements of changes in equity for movement in share capital.

i.	Warrants

The following table summarizes the number of fully exercisable warrant transactions as at March 31, 2011:

	Number	Weighted Average Exercise Price ($CDN)
Balance, January 1, 2010	24,761,548	1.81
Warrants exercised	(563,650)	1.01
Broker Warrants exercised	(1,371,716)	1.70
Balance, December 31, 2010	22,826,182	1.84
Warrants exercised	(1,356,400)	1.00
Broker Warrants exercised	(255,447)	2.60
Balance, March 31, 2011	21,214,335	1.88

The following is a summary of common share purchase warrants outstanding and exercisable as at March 31, 2011:

Number	Exercise Price $Cdn	Expiry Date
5,994,550	$4.00	February 16, 2012
14,755,362	1.00	January 29, 2013
464,423	2.60	September 17, 2011
21,214,335

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

ii.	Share Purchase Options

The Company, in accordance with the policies of the Toronto Stock Exchange (the “Exchange”) is authorized to grant incentive share options (“options”) to officers, directors, employees, and consultants as incentive for their services, subject to limits with respect to insiders. The Company has a Share Option Plan (“the Plan”) governing granting options to for directors, officers, consultants, and employees. Under this Plan the aggregate number of common shares which may be subject to issuance pursuant to options granted under the Plan shall in aggregate not exceed 10% of the total number of shares issued and outstanding as at the date of grant.  The number of shares reserved for issuance at any one time to any one person shall not exceed 5% of the outstanding shares issued. Options granted must be exercised no later than 10 years after the date of the grant or such lesser periods as regulations require. All options are subject to vesting restrictions as implemented by the directors. The exercise price is the fair market value of the Company’s common shares at the grant date. The maximum number of common shares to be issued under the Plan reserved for issuance at March 31, 2011, was 14,647,377 (December 31, 2010 - 14,647,377; January 1, 2010 -14,647,377).

Under the Plan, an optionee may, rather than exercise any option to which the optionee is then entitled pursuant to the Plan, elect to terminate such option, in whole or in part, and, in lieu of purchasing the optioned Shares to which the option, or part thereof, so terminated relates, elect to exercise the right to receive that number of optioned Shares, disregarding fractions, which, when multiplied by the weighted average market price, has a value equal to the product of the number of optioned Shares to which the option, or part thereof, so terminated relates, multiplied by the difference between the weighted average market price determined as of the day immediately preceding the date of termination of such option, or part thereof, and the option price per share of the optioned shares to which the option, or part thereof, so terminated relates, less any amount (which amount may be withheld in optioned shares) required to be withheld on account of income taxes, which withheld income taxes will be remitted by the Company.

The following table summarizes for the period presented the number of share option transactions and the weighted average exercise prices thereof:

	Number of Options	Weighted Average Exercise Price ($CDN)
Outstanding at January 1, 2010	12,484,750	1.78
Granted (a)	1,600,000	2.11
Exercised (b)	(1,981,322)	1.29
Cancelled/Forfeited (b)	(1,175,561)	3.41
Outstanding at December 31, 2010	10,927,867	2.74
Granted (a)	850,000	4.01
Exercised (b)	(1,466,496)	1.89
Cancelled/Forfeited (b)	(706,271)	10.38
Outstanding at March 31, 2011	9,605,100	2.65
Exercisable at December 31, 2010	8,690,347	2.87
Exercisable at March 31, 2011	8,367,600	3.07

(a)
The weighted average fair value of options granted during the three months ended March 31, 2011 was CDN$2.60 (March 31, 2010 – CDN$1.76) equivalent to $2.61 (2010 – $1.68) based on the Black-Scholes option pricing model using weighted average assumptions, as described below.

(b)
A total of 578,100 (2010 – 184,500) shares were issued to directors, officers and employees on the exercise of options for cash consideration and 888,356 (2010 – 134,967) shares were issued to directors, officers and employees on exercise by way of a cashless share option exercise. In conjunction with the exercise of the options using the cashless option provision, 678,271 options were cancelled (2010 – 140,033).

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

Weighted average assumptions used in calculating fair options granted during the year using Black-Scholes model were as follows:

	2011	2010
Risk-free interest rate	1.83%	2.31%
Expected Dividend yield	nil	nil
Expected volatitliy	115%	108%
Weighted average expected life of the options (months)	30	54

14.	Related Party Transactions

Related party transactions consist of legal services rendered by a director incurred during the three months ended March 31, 2011 of $26,000 (three months ended March 31, 2010 - $21,000).  These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed upon by the related parties.

15.	Financial Instruments

a)	Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, marketable securities, accounts receivable, environmental and land reclamation bonds, accounts payable and accrued liabilities, equipment loans, credit facilities and derivatives (including net proceeds interest liability and share purchase warrants).

The fair values of cash and cash equivalents, receivables, accounts payable and accrued liabilities, approximate carrying value because of the short term nature and high liquidity of these instruments.

Fair value of environmental and land reclamation bonds approximates their fair value based on current interest rates and high liquidity. Forward copper contracts and interest rate swaps are stated at fair value based on current market prices and interest rates, respectively adjusted for the Company’s credit risk.

The fair values of marketable securities are based on current bid prices as at March 31, 2011. The fair value for the equipment loans and net proceeds interest approximates book value using current rates of interest. Based on market prices, the fair value of the long-term debt and project financing as at March 31, 2011 was approximately $113.4 million and $17.4   million, respectively (December 31 2010 – $128.0 million and $20.2 million, respectively; January 1, 2010 – $111.1 million and nil, respectively).

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and valuation techniques may have a material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

IFRS 7, Financial Instruments: Disclosure establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at March 31, 2011 and December 31, 2010, the fair value hierarchy of financial instruments measured at fair value is as follows:

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

The Company uses valuation models to determine the fair value of its derivative instruments. The inputs to these models are primarily external observable inputs such as forward prices for copper and forward interest rate curves. The fair value of share purchase warrants is based on external information obtained from the trading activity of these instruments on the open market.

The Company does not have Level 3 inputs as described in the Company’s accounting policies.

b)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks.

Management's close involvement in the operations allows for the identification of risks and variances from expectations. The Company uses fixed rate interest swaps to mitigate 50% of its risk exposure to volatility in interest rates on its revolving and non-revolving credit facilities. The Company has no designated hedging transactions. The Company has collateral on its revolving and non-revolving credit facilities, project financing, and equipment loans (Notes 8and 11).

The Board approves and monitors the risk management processes. The Board's main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continuation of the Company's mining operations and capital expansion at Mineral Park Mine and exploration at El Pilar, and limited exposure to credit and market risks. There were no changes to the objectives or the process from the prior year.

The type of risk exposure and the way in which such exposure is managed is provided as follows:

i.	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, marketable securities, restricted cash, environmental and land reclamation bonds, income taxes recoverable, and accounts receivable.  Cash and cash equivalents are also subject to concentration risk given that significant balances are maintained in limited bank accounts.  In addition, as the Company’s revenues are derived from sales to a limited number of customers, accounts receivable concentration risk exists. To mitigate credit risk exposure on cash related financial assets, balances are maintained with high-credit quality financial institutions.

To mitigate exposure to credit risk on accounts receivables, the Company has established policies to limit the concentration of credit risk, and to monitor ongoing exposure to individual customers to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.  The Company’s customers are large, multinational operations which have conducted business for a number of years.  The historical level of customer defaults is minimal and, as a result, the credit risk associated with copper and molybdenum trade receivables at March 31, 2011 is not considered to be significant. As at March 31, 2011 there were no material amounts overdue or impaired. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses.

ii.	Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with its financial liabilities when they become due.   As at March 31, 2011, the Company had working capital deficit of $19.7 million (December 31, 2010 – working capital of $3.8 million; January 1, 2010 – working capital of $39.8 million).

The Company ensures there is sufficient capital to meet short term business requirements. One of management's goals is to maintain an optimal level of liquidity through the active management of the Company's assets, liabilities and cash flows. The Company prepares annual budgets which are approved by the Board of Directors and prepares cash flows and liquidity forecasts.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

The Company anticipates incurring substantial expenditures to further its capital development programs; particularly those related to the completion of Second Stage of the Phase 2 Expansion at its Mineral Park Mine as well as commencement of development of the El Pilar Property acquired as part of the Stingray acquisition.

The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company maintains adequate cash balances and credit facilities in order to meet short and long term business requirements, after taking into account cash flows from operations and possible new external financing believes that these sources will be sufficient to cover the likely short and long term cash requirements.

Prudent management of liquidity risk requires the regular review of existing and future covenants to meet expected expenditures and possible contingencies.  The Company believes that profits generated from the new mill at its Mineral Park Mine and external financing are sufficient to meet its financial commitments and comply with covenants on the credit facilities (Notes 8 and 11).

iii.	Market Risk

The significant market risk exposures to which the Company is exposed are currency risk, interest rate risk, and commodity price risk.

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. The Company’s mining and processing costs as well as a majority of other operating and administration costs are primarily incurred in US dollars as the Company’s producing mine is located in the Arizona.  The Company’s operations in the Canada and Mexico make it subject to foreign currency fluctuations. Exploration expenses related to the El Pilar project are incurred in Mexican Pesos (“MNX”) and certain corporate office expenses are incurred in Canadian dollars (“CDN”). The Company’s common shares, stock options to purchase common shares, and share purchase warrants are denominated in Canadian dollars, and generally share issuance costs as also in CDN dollars. While the fluctuation of the US dollar in relation to these currencies will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity and or financial liabilities, management believe that foreign exchange risk derived from currency conversions is not significant. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates.  In respect of financial assets, the Company’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates affect the value of cash equivalents. The Company manages risk by monitoring changes in interest rates in comparison to prevailing market rates. As at March 31, 2011 the Company held substantially all of its cash and cash equivalents in interest accounts and guaranteed investment certificates. In respect of financial liabilities, the Company is exposed to interest rate risk on its variable rate long-term debt and project financing loan facilities.  The Company’s revolving and non-revolving credit facilities carry an interest rate spread of United States dollar one-month LIBOR plus 3.5% to 4.5%.  The Company manages the 50% variable interest rate risk of the non-revolving credit facility with an interest rate swap contract to exchange the LIBOR exposure on interest payments for a fixed rate of 2.38% on 50% of the non-revolving credit facility.

In 2010, the Company has also entered into a credit facility to finance the purchase of the power generating facility for the Mill Phase 2 at Mineral Park Mine. This credit facility bears an interest rate of one month United States dollar LIBOR plus 3%.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

Commodity price risk

The Company is exposed to commodity price risk given that its revenues are derived from the sale of metals especially copper and molybdenum, the prices for which have been historically volatile.   The value of the Company’s mineral resource properties depends on the price of copper, molybdenum, silver and the outlook for the minerals. At March 31, 2011 the market price for copper was $4.26 per pound.

The Company is exposed to commodity price risk given that its revenues are derived from the sale of metals, the prices for which have been historically volatile.

Commodity prices affected by numerous factors outside of the Company's control, including, but not limited to, market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, imports, exports, supply, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to copper, molybdenum and silver.

The value of trade receivables depends on changes in metal prices over the quotation period. The profitability of the Company's operations is highly correlated to the market price of copper, molybdenum and silver. If metal prices decline for a prolonged period below the cost of production of the Company's Mineral Park Mine, it may not be economically feasible to continue production.

The Company manages this risk by entering into forward sale agreements with various counterparties, both as a condition of certain debt facilities (Note 7) as well as to mitigate commodity price risk. Currently the Company has in place derivative contracts for the sale of copper concentrate from its Mineral Park Mine which it entered into with the providers of the long term credit facilities. Additionally, it has sold forward to Silver Wheaton Corp. the silver production from the Mineral Park Mine.

16.	Capital Management

There has been no significant change in the Company’s objectives, policies and processes for managing its capital, including items the Company regards as capital, during the three months ended March 31, 2011. At March 31, 2011, the Company expects its capital resources and projected cash flows from continuing operations to support its normal operating requirements on an ongoing basis. Planned development and exploration of its mineral properties and other expansionary plans will likely be financed as the Company’s activities have been financed historically, through the sale and issuance of shares and other securities by way of private placements or through commercial financing arrangements.  At March 31, 2011, the Company is subject to externally imposed capital requirements under its non-revolving and revolving credit facilities and project financing and certain equipment loans (Notes 8 and 11).  During the three months ended March 31, 2011, the Company met all externally imposed capital and debt repayment requirements, and complied with debt covenants.

17.	Events after the Reporting Period

On April 12, 2011 the Company announced that it has entered into a definitive agreement pursuant to which the Company will acquire all the outstanding common shares of Creston Moly Corp (“Creston’) by way of a plan of arrangement, subsequent to Creston shareholder approval.

Under the plan of arrangement, shareholders of Creston will receive 0.15 of a common share of the Company and $0.08 in cash, in respect of each common share of Creston. This represents an implied premium of 43% and 40% based on each company's closing price and 20-day volume weighted average share price, respectively, as at April 8, 2011 (the last full day of trading for Creston prior to announcement).  The proposed transaction values Creston at approximately C$195.0 million.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

Transition to International Financial Reporting Standards

As stated in Note 2, these are the Company’s first consolidated interim financial statements prepared in accordance with IAS 34.  The accounting policies described in Note 3 have been applied in preparing the consolidated interim financial statements for the three months ended March 31, 2011, the comparative information presented in these interim financial statements for the three months ended March 31, 2010 and in the preparation of consolidated statements of financial position as at January 1, 2010 and December 31, 2010.  January 1, 2010 was the Company’s date of transition to IFRS (the “date of transition”).

In preparing its consolidated statements of financial position in accordance with IFRS, the Company has adjusted amounts previously reported in financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Transition date exemptions

IFRS 1 sets forth guidance for the initial adoption of IFRS.  Under IFRS 1, the standards are applied retrospectively at the transition date with all adjustments to assets and liabilities recognized in deficit, unless certain exemptions are applied.

The Company has applied the following exemptions to its opening statement of financial position as at January 1, 2010:

1.
Business Combinations – IFRS 1 permits the first-time adopter to not apply IFRS 3, Business Combinations (“IFRS 3”) retrospectively to business combinations that occurred before the transition date. The use of this IFRS 1 exemption does not preclude a review of the terms of past acquisitions to identify any assets or liabilities that would need to be recognized or derecognized under IFRS. The exemption also applies to transactions which were accounted for as asset acquisitions under Canadian GAAP but which meet the definition of a business under IFRS.

The Company elected to apply this exemption as at the date of transition and thereby has not restated business combinations that occurred prior to January 1, 2010. As described in Note 19 (b) below, review of a past business combination to identify whether there are assets or liabilities that would need to be recognized or derecognized under IFRS resulted in the recognition of an additional $1.1 million liability representing the outstanding consideration to be paid for acquisition of Mineral Park Inc.

2.
Borrowing costs – IAS 23, Borrowing Costs, requires the capitalization of borrowing costs directly attributable to the acquisition, construction or production of qualifying assets.  For example, certain items of plant and equipment that take a substantial time to complete would represent a qualifying asset.  IFRS 1 provides an exemption whereby the Company may apply requirements of IAS 23 prospectively from the transition date.  The Company has taken this exemption and elected to commence capitalization of borrowing costs for qualifying assets on January 1, 2010.  Borrowing costs expensed prior to January 1, 2010 under Canadian GAAP were not capitalized.

3.
Share-based payment transactions – This exemption permits the first-time adopter to not apply IFRS 2, Share-based Payments (“IFRS 2”) to equity instruments that vested before the date of transition or any unvested equity instruments that were granted prior to November 7, 2002. The Company has elected not to apply IFRS 2 to awards that vested prior to January 1, 2010. The adjustment to equity arising from the application of IFRS 2 to awards not vested as at the date of transition is described in Note 19 (f) below.

4.
Decommissioning liabilities included in the cost of property, plant and equipment – Under IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities (“IFRIC 1”), certain changes in a decommissioning, restoration or similar liability are added to or deducted from the cost of the asset to which the liability relates. This exemption provides the option to not apply these requirements to changes in such liabilities that occurred before the date of transition and instead re-measure them in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and adjust the historical cost and accumulated depreciation of the related assets to reflect the adoption of IFRIC 1 at the date of transition. The Company has elected to apply this exemption.  The $4.1 million

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

adjustment to assets and liabilities arising from the application of this exemption as at the date of transition are described in Note 19 (a) below.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances.  In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition must be consistent with the estimates made for the same date under previous GAAP, unless there is new objective evidence that the estimates were in error.  The Company’s IFRS estimates as of January 1, 2010, March 31, 2010 and December 31, 2010 are consistent with its Canadian GAAP estimates for the same dates.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

Reconciliation of equity and comprehensive income as previously reported under Canadian GAAP to IFRS

IFRS 1 requires an entity to provide a reconciliation of equity, loss and comprehensive income (loss) for comparative periods reported under previous GAAP.  The following tables and notes provide such reconciliation and provide details on the impact of adoption of IFRS on amounts previously reported by the Company under Canadian GAAP.

Consolidated statements of financial position

		Canadian GAAP as reported	Effect of Transition to IFRS	IFRS	Canadian GAAP (Restated) (note 4)	Effect of Transition to IFRS	IFRS	Canadian GAAP as reported	Effect of Transition to IFRS	IFRS

	Note	January 1, 2010			March 31, 2010			December 31, 2010
Current Assets
Cash and cash equivalents		62,185	-	62,185	57,644	-	57,644	36,156	-	36,156
Restricted cash		-	-	-	-	-	-	10,000	-	10,000
Accounts receivable		7,622	-	7,622	7,945	-	7,945	22,271	-	22,271
Inventories		15,343	-	15,343	12,991	-	12,991	16,582	-	16,582
Prepaid expenses		1,011	-	1,011	172	-	172	1,794	-	1,794
Income taxes recoverable		5,608	-	5,608	6,969	-	6,969	2,174	-	2,174
Marketable securities		299	-	299	505	-	505	683	-	683
Total Current Assets		92,068	-	92,068	86,226	-	86,226	89,660	-	89,660

Mineral properties, plant and equipment	(a), (b), (c), (d)	278,571	(1,309)	277,262	280,388	(1,435)	278,953	326,834	(1,616)	325,218
Inventories		5,895	-	5,895	5,494	-	5,494	4,270	-	4,270
Environmental bond		2,134	-	2,134	2,140	-	2,140	2,151	-	2,151
Land reclamation bond		1,324	-	1,324	1,331	-	1,331	1,351	-	1,351
Deferred income tax asset	(d)	1,068	295	1,363	1,068	295	1,363	-	-
Total Assets		381,060	(1,014)	380,046	376,647	(1,140)	375,507	424,266	(1,616)	422,650

Current Liabilities
Accounts payable and accrued liabilities	(b)	17,897	-	17,897	18,803	-	18,803	21,752	(293)	21,459
Long term debt		30,000	-	30,000	30,000	-	30,000	19,048	-	19,048
Derivative instruments		-	-	-	-	-	-	40,232	-	40,232
Project financing		-	-	-	-	-	-	1,736	-	1,736
Equipment loans		3,220	-	3,220	3,040	-	3,040	2,095	-	2,095
Net proceeds interest	(b)	-	-	-	-	-	-	-	293	293
Deferred revenue		1,172	-	1,172	1,172	-	1,172	987	-	987
Total Current Liabilities		52,289	-	52,289	53,015	-	53,015	85,850	-	85,850

Non-Current Liabilities
Long-term debt	(e)	84,387	(3,238)	81,149	85,024	(2,950)	82,074	107,793	(2,053)	105,740
Derivative instruments		-	-	-	-	-	-	71,637	-	71,637
Share purchase warrants	(f)	-	29,373	29,373	-	31,196	31,196	-	51,961	51,961
Project financing	(e)	-	-	-	-	-	-	18,467	(407)	18,060
Equipment loans		4,438	-	4,438	3,602	-	3,602	3,966	-	3,966
Net proceeds interest	(b)	-	1,077	1,077		1,095	1,095	-	905	905
Provision for site reclamation and closure	(a)	2,513	4,093	6,606	2,558	4,124	6,682	2,360	5,076	7,436
Deferred revenue		40,436	-	40,436	40,178	-	40,178	39,162	-	39,162
Deferred income tax liability	(d)	4,816	(4,816)	-	4,816	(4,816)	-	6,612	(6,612)	-
Total Liabilities		188,879	26,489	215,368	189,193	28,649	217,842	335,847	48,870	384,717

Equity
Share capital
Issued	(f)	213,063	12,780	225,843	214,118	12,780	226,898	220,885	14,177	235,062
Share-based payment reserve	(f)	35,228	(10,336)	24,892	37,151	(9,139)	28,012	38,719	(10,952)	27,767
Accumulated other comprehensive income		-	-	-	206		206	384		384
Deficit	(g)	(56,110)	(29,947)	(86,057)	(64,021)	(33,430)	(97,451)	(171,569)	(53,711)	(225,280)
Total Equity		192,181	(27,503)	164,678	187,454	(29,789)	157,665	88,419	(50,486)	37,933
Total Liabilities and Equity		381,060	(1,014)	380,046	376,647	(1,140)	375,507	424,266	(1,616)	422,650

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

Consolidated statements of comprehensive loss

		Canadian GAAP (Restated) (note 4)	Effect of Transition to IRFS	IFRS	Canadian GAAP as reported	Effect of Transition to IFRS	IFRS

	Note	Three months ended March 31, 2010			Year ended December 31, 2010
Revenue
Copper revenue		19,742	-	19,742	109,323	-	109,323
Molybdenum revenue		10,214	-	10,214	70,323	-	70,323
Silver revenue		539	-	539	2,644	-	2,644
Other revenue		39	-	39	274	-	274
Total Revenue		30,534	-	30,534	182,564	-	182,564

Costs and expenses
Freight, smelting & refining		5,704	-	5,704	27,390	-	27,390
Mining and processing		21,090	-	21,090	89,913	-	89,913
Administration		2,156	-	2,156	18,130	-	18,130
Share-based payments	(f)	1,924	1,197	3,121	6,091	(616)	5,475
Exploration expenditures		232	-	232	2,483	-	2,483
Amortization and depreciation of mineral
properties, plant and equipment	(c)	2,750	126	2,876	11,141	538	11,679
		33,856	1,323	35,179	155,148	(78)	155,070

Income (loss) from operations		(3,322)	(1,323)	(4,645)	27,416	78	27,494
Finance expense	(e)	(4,248)	(337)	(4,585)	(10,751)	(1,513)	(12,264)
Finance income		26	-	26	149	-	149
Loss from early debt extinguishment	(e)	-	-	-	(10,773)	(2,776)	(13,549)
Long-term debt transaction costs	(e)	-	-	-	(2,930)	2,930	-
Realized loss on derivative instruments		-	-	-	(4,852)	-	(4,852)
Unrealized loss on derivative instruments		-	-	-	(111,870)	-	(111,870)
Unrealized loss on change in fair value of share
purchase warrants	(f)	-	(1,823)	(1,823)	-	(23,528)	(23,528)
Foreign exchange gain/(loss)		(22)	(22)	9	02	902
Loss before income taxes		(7,566)	(3,483)	(11,049)	(112,709)	(24,809)	(137,518)

Income taxes expense (recovery)
Current		345	-	345	345	-	345
Future	(d)	-	-	-	2,405	(1,045)	1,360
		345	-	345	2,750	(1,045)	1,705

Net loss for the period		(7,911)	(3,483)	(11,394)	(115,459)	(23,764)	(139,223)

Other comprehensive income
Unrealized gain on marketable securities		206	-	206	384	-	384

Comprehensive loss for the period		(7,705)	(3,483)	(11,188)	(115,075)	(23,764)	(138,839)

Deficit, beginning of period		(56,110)	(29,947)	(86,057)	(56,110)	(29,947)	(86,057)
Deficit, end of period		(64,021)	(33,430)	(97,451)	(171,569)	(53,711)	(225,280)

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

Cash Flows

The adoption of IFRS has had no impact on the net cash flows of the Company.  The presentation of the cash flow statement in accordance with IFRS differs from the presentation of cash flow statement in accordance with Canadian GAAP. The changes made to the consolidated statements of financial position and consolidated statements of comprehensive loss have resulted in the reclassification of amounts on the consolidated statements of cash flows. IAS 7, Statement of Cash Flows, requires that cash flows relating to finance costs/interest and income tax to be separately presented within the relevant cash flow categories. Under Canadian GAAP these amounts were previously excluded from the reconciliation of changes in net cash flows and instead disclosed as part of the notes to the consolidated financial statements. These amounts have been included in the reconciliation of ‘cash flows from operating activities’ within the consolidated statement of cash flows under IFRS.

Notes to the reconciliation of equity and comprehensive loss as previously reported under Canadian GAAP to IFRS

Change in mineral properties, plant and equipment

	Note	January 1, 2010	March 31, 2010	December 31, 2010

Mineral Properties, Plant and Equipment
Reversal of Canadian GAAP accrual for net proceeds interest	(b)	-	-	(293)
Recognition and amortization of site reclamation and closure asset	(a)	4,093	4,052	4,453
Additional depreciation of plant and equipment after componentization	(c)	(586)	(671)	(960)
Reversal of the effect of deferred tax recognized on acquisition of mineral properties, plant and equipment	(d)	(4,816)	(4,816)	(4,816)
		(1,309)	(1,435)	(1,616)

(a)	Provision for site reclamation and closure

Under IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), a change in the current market based discount rate will result in a change in the measurement of this provision, whereas under Canadian GAAP, discount rates are not changed unless there is an increase in the estimated future cash flows in which case the incremental cash flows are discounted at current market based rates.  In addition, under Canadian GAAP, a credit adjusted risk free discount rate is used whereas under IFRS, the discount rate reflects the current market assessments of the time value of money and the risks specific to the liability. As a result, the provision for site reclamation and closure has been re-measured as at the date of transition.

(b)	Net proceeds interest

The Company’s net proceeds liability represents a contingent consideration payable on the acquisition of Mineral Park Inc.  Under Canadian GAAP, the Company recognized a net proceeds interest liability of $568,152 upon acquiring all the issued and outstanding common shares of Mineral Park Inc. Any amounts paid in excess of the $568,152 originally recognized as a liability were recorded as a mineral property cost when paid.  No liability was recorded for amounts not yet paid.

Under IAS 39, Financial Instruments: Recognition and Measurement, a net proceeds liability representing a contingent consideration payable on acquisition of Mineral Park Inc. has been recognized in full and measured at fair value on transition to IFRS.  An adjustment was made at December 31, 2010 to reverse the accrual recognized under Canadian GAAP resulting in a corresponding reduction in the carrying value of mineral properties.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

(b)	Depreciation of property and equipment

Under Canadian GAAP, the Company had followed a practice of depreciating property and equipment at the individual asset level over their estimated useful lives. IAS 16, Property, Plant and Equipment (“IAS 16”), requires that significant components of each asset are separately identified and depreciated based on their respective estimated useful lives. The Company reviewed componentization of its mineral properties, plant and equipment, and identified certain additional components.  Retroactive application of requirements of IAS 16 to separately depreciate such components resulted in a decrease in carrying amounts of mineral properties, plant and equipment, increase in amortization and depreciation expense and accumulated deficit.

	Three months ended March 31, 2010	Year ended December 31, 2010
Consolidated statement of comprehensive loss
Amortization and depreciation of mineral property, plant and equipment
Additional amortization of site closure and reclamation obligation related asset	41	164
Additional depreciation of plant and equipment after componentization	85	374
	126	538

(d)	Tax effect of opening statement of financial position adjustments

As described in Note 19 (b) above, an additional provision was recognized at the date of transition in relation to the Company’s acquisition of Mineral Park Inc. This has resulted in the recognition of a deferred tax asset based on a 27.4% effective tax rate as at the date of transition. A full valuation allowance was recognized against this asset as at December 31, 2010.

Under IFRS there is an initial recognition exemption for temporary differences arising from assets or liabilities subject to a transaction that is not a business combination and, at the time of the transaction, do not affect profit and loss for accounting or tax purposes. No such exemption is available under Canadian GAAP. On transition to IFRS, a tax liability associated with the acquisition of an asset that did not constitute a business combination was reversed with an associated reduction of mineral properties.

(e)	Debt issuance transaction costs

Under Canadian GAAP, the Company’s policy was to expense the transaction costs related to the debt issuance. Under IFRS, these costs must be included in the carrying amount of debt and recognized in finance expense over the term to maturity of the debt using the effective interest rate method. This change resulted in an increase in the carrying amount of debt, finance expense and loss on early debt extinguishment.

(f)	Re-measurement of unvested share options and reclassification of share purchase warrants

	January 1, 2010	March 31, 2010	December 31, 2010
Share-based payment reserve
Re-measurement of unvested share options	38	1,235	(578)
Reclassification of share purchase warrants from equity to liabilities	(10,374)	(10,374)	(10,374)
	(10,336)	(9,139)	(10,952)

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three months ended March 31, 2011 and 2010
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

As allowed by Canadian GAAP, the Company made a single fair value estimate for  all tranches included in a given grant of share purchase options and recognized share-based payments expensed over the vesting pattern of a grant taken as a whole and recognized the impact of actual forfeitures as they occurred.  Under IFRS 2, Share-based Payment (“IFRS 2”), individual tranches of an equity issuance are to be treated as separate grants, measured at their respective fair value and recognized in expense over their respective vesting pattern. Forfeitures have to be estimated and incorporated in measurement of fair value of stock-based awards at the time that equity instruments were granted.  This has resulted in differences in the amount of share-based payments expense that is recognized under IFRS with corresponding adjustments to share-based payment reserve.

At January 1, 2010, 22,669,962 non-brokers warrants were outstanding and exercisable at a weighted average exercise price of CAD$1.79.  As the exercise price of the warrants is fixed in Canadian dollars and the functional currency of the Company is the US dollar, the conversion option is considered a derivative as the Company will receive a variable amount of cash when the warrants are exercised.  Accordingly, the warrants are recorded as a financial liability and stated at fair value at the end of each period.  Under Canadian GAAP, these instruments were considered equity instruments and changes in fair value subsequent to initial recognition were not recognized.  This resulted in a $12.8 million increase to share capital as at the date of transition and a $1.4 million increase in share capital as at December 31, 2010 in relation to warrants exercised prior to the date of transition.

(g)	Adjustments impacting deficit

The above changes (increased) decreased the accumulated deficit of the Company:

	January 1, 2010	March 31, 2010	December 31, 2010
Deficit
Impact of unwinding the discount of site reclamation and closure provision due to passage of time, net of amortization of related asset	-	(72)	(623)
Re-measurement of unvested share options	(38)	(1,235)	578
Re-measurement of share purchase warrants at fair value	(31,779)	(33,602)	(55,763)
Impact of inclusion of transactions costs in carrying amount of debt on finance expense	3,238	2,950	5,235
Impact of inclusion of transactions costs in carrying amount of debt on loss from early debt extinguishment	-	-	(2,776)
Recognition of contingent consideration in purchase of Mineral Park Inc.	(1,077)	(1,077)	(1,077)
Re-measurement of contingent consideration in purchase of Mineral Park Inc. and change in estimate	-	(18)	(121)
Impact of additional componentization of plant and equipment	(586)	(671)	(960)
Income taxes	295	295	1,796
	(29,947)	(33,430)	(53,711)